Exhibit 12
COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS HOLDINGS CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Year Ended
(millions, except ratios)	2013	2012	2011	2010	2009
Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$214	$216	$225	$211	$176
Add interest element implicit in rentals	259	280	285	288	296
	473	496	510	499	472
Interest capitalized	2	1	1	—	—
Total fixed charges	$475	$497	$511	$499	$472
Income
Income before income taxes, noncontrolling interest, and extraordinary loss	($972)	($1,010)	($1,751)	$166	$391
Deduct undistributed net income of unconsolidated companies	185	47	27	17	11
	(1,157)	(1,057)	(1,778)	149	380
Add
Fixed charges (excluding interest capitalized)	473	496	510	499	472
Income before fixed charges and income taxes	($684)	($561)	($1,268)	$648	$852
Ratio of income to fixed charges	(1.44)	(1.13)	(2.48)	1.30	1.81